FORMULAE FOR DETERMINING MONEY MARKET FUND YIELD
                 FOR A SEVEN-DAY PERIOD FOR THE INCOME MANAGER

1. The value of one hypothetical Unit in an account (excluding capital changes) at the beginning of a seven-day period

2. The value of one hypotehetical Unit in the same account (exculding capital changes) at the end of the seven-day period

3.   Net change in Unit Value [(1) subtracted from [(2)]

4.   Base period return [(3) divided by (1)]

5.   Current yield [(4) annualized (multiplied by 365/7)]

6.   Effective Yield [ [1 + (4)] [raised to the (365/7) power] ] - 1